SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NeighborCare, Inc.

(Name of Subject Company (Issuer))

Omnicare, Inc.

Nectarine Acquisition Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.02 per share

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

64015Y104

(CUSIP Number of Common Stock)

Joel F. Gemunder

President and Chief Executive Officer

Omnicare, Inc.

100 East RiverCenter Boulevard

Covington, Kentucky 41011

(859) 392-3300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Morton A. Pierce, Esq.

Michael J. Aiello, Esq.

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,386,439,110	$175,662

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 43,672,753 shares of the common stock, par value $0.02, including the associated preferred stock purchase rights, of NeighborCare, Inc. (“Shares”), representing all of the outstanding Shares as of May 11, 2004 (less 100 Shares owned by Omnicare, Inc.), (ii) 259,980 Shares to be issued in connection with NeighborCare’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001 and (iii) 2,281,904 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares. The number of outstanding shares and shares reserved for issuance in connection with NeighborCare’s joint plan of reorganization is contained in the Quarterly Report on Form 10-Q filed by NeighborCare on May 14, 2004. The number of outstanding shares reserved for issuance upon the exercise of options is as disclosed in the transcript of NeighborCare, Inc.’s Second Quarter 2004 earnings conference call on May 13, 2004.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

This Tender Offer Statement on Schedule TO relates to a tender offer by Nectarine Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation (“Omnicare”), to purchase all outstanding shares of common stock, par value $0.02 per share, including the associated preferred stock purchase rights, of NeighborCare, Inc., a Pennsylvania corporation (the “Company”), for a purchase price of $30.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).

Items 1 through Item 11

The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, are incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase dated June 4, 2004.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement, published June 4, 2004.

(a)(1)(H)	Press release issued by Omnicare on June 4, 2004.

(b)(1)	Commitment Letter Agreement among JPMorgan Chase Bank, J.P. Morgan Securities Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Omnicare, Inc., dated June 3, 2004.

(d)	None.

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2004

OMNICARE, INC.

By:	/s/ Cheryl D. Hodges

Name: Cheryl D. Hodges Title: Senior Vice President and Secretary

NECTARINE ACQUISITION CORP.

By:	/s/ Cheryl D. Hodges

Name: Cheryl D. Hodges Title: Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated June 4, 2004.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement, published June 4, 2004.

(a)(1)(H)	Press release issued by Omnicare on June 4, 2004.

(b)(1)	Commitment Letter Agreement among JPMorgan Chase Bank, J.P. Morgan Securities Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Omnicare Inc., dated June 3, 2004.

(d)	None.

(g)	None.

(h)	None.

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